UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Shareholder information
Issued ordinary share capital
at 31 March 2014
435 693 819
Issued ordinary share capital
at 31 December 2013
435 693 819
Market capitalisation
At 31 March 2014 (ZARm) 14 247
At 31 March 2014 (US$m) 1 355
At 31 December 2013 (ZARm) 11 284
At 31 December 2013 (US$m) 1 077
Harmony ordinary share and ADR* prices
12-month high (1 April 2013 –
31 March 2014) for ordinary shares
R58.58
12-month low (1 April 2013 –
31 March 2014) for ordinary shares
R24.48
12-month high (1 April 2013 –
31 March 2014) for ADRs
US$6.38
12-month low (1 April 2013 –
31 March 2014) for ADRs
US$2.36
Free float
100%
ADR* ratio
1:1
JSE Limited
HAR
Range for quarter (1 January –
31 March 2014 closing prices)
R27.25 – R40.32
Average daily volume for the quarter
(1 January – 31 March 2014)
1 031 429 shares
Range for quarter (1 October –
31 December 2013 closing prices)
R24.48 – R36.14
Average daily volume for the quarter
(1 October – 31 December 2013)
1 180 825 shares
New York Stock Exchange including
other US trading platforms
HMY
Range for quarter (1 January –
31 March 2014 closing prices)
US$2.52 – US$3.77
Average daily volume for the quarter
(1 January – 31 March 2014)
3 102 376
Range for quarter (1 October –
31 December 2013 closing prices)
US$2.36 – US$3.67
Average daily volume for the quarter
(1 October – 31 December 2013)
2 722 889
Investors’ calendar
Q4 FY14 and year-end live presentation
in Johannesburg
14 August 2014
Release of Harmony’s Integrated
Annual Report of FY14
23 October 2014
Q1 FY15 presentation
(webcast and conference calls only)
5 November 2014
Annual General Meeting 21 November 2014
Q2 FY15 live presentation in Cape Town 9 February 2015
*ADR: American Depository Receipts
Q3 FY14
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
Results for the third quarter FY14 and
nine months ended 31 March 2014
KEY FEATURES
Quarter on quarter
5% increase in underground recovered grade to 5.10g/t
•
3 consecutive quarters of grade increases, representing a cumulative increase of 17%
3% increase in gold production in the first 9 months of FY14
6% decrease in production profit during the March 2014
quarter, due to a 12% decrease in gold produced
Turned prior quarter’s loss into a profit
•
net profit of R31 million (US$3 million)
•
headline earnings per share of 12 SA cents (1 US cent)
Net debt 13% lower and cash balance of R2 billion
RESULTS FOR THE THIRD QUARTER FY14 ENDED 31 MARCH 2014
Quarter
March
2014
Quarter
December
2013
Q-on-Q
variance
%
9 months
ended
March
2014
9 months
ended
March
2013*
%
Variance
Gold produced
– kg 8 368 9 515 (12) 27 518 26 786 3
– oz 269 035 305 913 (12) 884 721 861 188 3
Cash operating costs
– R/kg 343 527 308 665 (11) 324 731 317 772 (2)
– US$/oz 987 949 (4) 981 1 148 15
Gold sold
– kg 8 502 9 798 (13) 27 653 26 824 3
– oz 273 344 315 014 (13) 889 061 862 379 3
Underground grade – g/t 5.10 4.85 5 4.81 4.60 5
All-in sustaining
costs
– R/kg 426 221 397 503 (7) 408 768 417 813 2
– US$/oz 1 224 1 222 – 1 234 1 509 18
Gold price received
– R/kg 450 528 415 532 8 431 038 462 982 (7)
– US$/oz 1 294 1 277 1 1 302 1 672 (22)
Production profit*
– R million 924 986 (6) 2 946 3 910 (25)
– US$ million 86 97 (13) 287 454 (37)
Basic earnings/(loss)
per share*¹
– SAc/s 7 (21) >100 (11) 266 >(100)
– USc/s 1 (2) >100 (1) 30 >(100)
Headline earnings/
(loss)*¹
– Rm 52 (91) >100 (19) 1 026 >(100)
– US$m 5 (9) >100 (2) 119 >(100)
Headline earnings/
(loss) per share*¹
– SAc/s 12 (21) >100 (4) 238 >(100)
– USc/s 1 (2) >100 – 28 (100)
Exchange rate – R/US$ 10.83 10.12 7 10.30 8.61 20
*   Comparative figures in these line items have been restated as a result of the adoption of IFRIC 20 Stripping costs in the production phase of a surface mine
¹    The nine months ended March 2013 include discontinued operations

CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 (0)11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1 Mozambican
Investor relations team
Email: HarmonyIR@harmony.co.za
Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 (0)86 154 6572
Fax: +27 (0)86 674 4381
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 (0)11 507 0300
Fax: +27 (0)11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228
Harmony’s Integrated Annual Report,
the Sustainable Development Information which serves
as supplemental information to the Integrated Annual Report
and its annual report filed on a Form 20F with the
United States’ Securities and Exchange Commission for
the financial year ended 30 June 2013 are available on our
website at www.harmony.co.za/investors

FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of
1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange
Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-
looking statements are generally identified by the words “expect”,
“anticipates”, “believes”, “intends”, “estimates” and similar expressions.
These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-
looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-
looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent
persons:
Resources and Reserves South Africa: Jaco Boshoff, Pr. Sci. Nat.,
who  has 18 years’ relevant experience and is registered with the
South African Council for Natural Scientific Professions (SACNASP).
Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc,
who has 25 years relevant experience and is a member of the Australian
Institute of Mining and Metallurgy (AusIMM).
Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining
Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
Mineral Resource and Reserve information as at 30 June 2013 have not changed.
CONTENTS
2
Contact details
4
Message from the chief executive officer
6
Operational results (Rand/Metric) (US$/Imperial)
8
Condensed consolidated income statements (Rand)
9
Condensed consolidated statements of comprehensive
income (Rand)
9
Condensed consolidated statements of
changes in equity (Rand)
10
Condensed consolidated balance sheets (Rand)
11
Condensed consolidated cash flow statements (Rand)
12
Notes to the condensed consolidated financial statements
19
Segment report (Rand/Metric)
20
Operating results (US$/Imperial)
22
Condensed consolidated income statements (US$)
23
Condensed consolidated statements
of comprehensive income (US$)
23
Condensed consolidated statements
of changes in equity (US$)
24
Condensed consolidated balance sheets (US$)
25
Condensed consolidated cash flow statements (US$)
26
Segment report (US$/Imperial)
27
Development results – Metric and Imperial

Results for the third quarter FY14
and nine months ended 31 March 2014
Message from the chief executive officer
1. SAFETY
Safe mining remains at the core of our values. The unprecedented and tragic safety accidents of the quarter under review have led to various actions and initiatives to reinforce our safety practices and behaviour –
one being an external review of Harmony’s safety and health strategy, which is scheduled to be completed during May 2014.
During the quarter we reported on the various safety accidents extensively (see http://www.harmony.co.za/investors/news-and-events/
company-announcements-2/announcements-2014). More information on how we approach safety at Harmony can be found in our safety fact sheet at: http://www.harmony.co.za/investors/news-and-events/
fact-sheets.
2. OPERATIONAL RESULTS
Gold production for the March 2014 quarter decreased by 12% to
8 368kg, from 9 515kg in the December 2013 quarter. Production stoppages at Doornkop due to the accident in February 2014, flooding of the shaft bottom at Joel and a slower turnaround and technical issues at Kusasalethu were the main contributors to lower production quarter on quarter.
Production at Steyn 2 was suspended six months earlier than the planned life of mine, due to increased seismicity in the working areas.
Harmony’s underground recovered grade increased for a third
consecutive quarter. Quarter on quarter, underground recovered grade was 5% higher at 5.10g/t (4.85g/t in the December 2013 quarter). The underground operations recorded a production profit of R765 million.
The following operations showed an increase in production:
•    Tshepong (+62kg), mainly as a result of a 6% increase in tonnes milled;
•     Phakisa (+46kg), due to a 6% increase in the recovered grade to
5.45g/t for the March 2014 quarter;
•     Hidden Valley (+44kg) increased recovered grade by 14% to 1.75g/t for the March 2014 quarter. The increase in grade was partially offset by an 8% decrease in tonnes milled quarter on quarter; and
•    Bambanani and Target 3 also increased production.
Gold production decreased at the following operations, when compared to the December 2013 quarter:
•    Doornkop (–438kg) production was affected by the accident in
February 2014. Rehabilitation work is currently taking place on
192  level with the aim of re-establishing the working area for production;
•    Joel (–329kg) production was hampered by flooding of the shaft bottom, resulting in 61 000 tonnes less milled than in the previous quarter;
•     Kusasalethu (–211kg) experienced production losses due to safety stoppages and water availability during the quarter and milled
25% less tonnes than in the December 2013 quarter. The decrease in tonnes was, however, partially offset by a 9% increase in the recovered grade to 4.11g/t;
•    Dumps (–71kg) milled 135  000 tonnes less than in the December
2013 quarter and the recovered grade decreased to 0.25g/t,
compared to 0.30g/t in the previous quarter;
•    Target 1 (–68kg) milled 12 000 tonnes less than in the December
2013 quarter;
•    Kalgold (–60kg) was affected by a lower than expected grade and excessive rain delaying blasting in higher grade blocks; and
•    Masimong and Steyn 2 also had lower gold production.
Lower gold production resulted in a 6% decrease in the company’s production profit for the March 2014 quarter (from R986 million in the
December 2013 quarter to R924 million in the March 2014 quarter).
The rand gold price received increased by 8% to R450 528/kg in the
March 2014 quarter, compared to R415 532/kg in the December
2013 quarter. The rand weakened by 7% against the US dollar to
R10.83/US$, from R10.12/US$ in the December 2013 quarter. There was a slight increase in the dollar gold price received quarter on quarter
(from US$1 277/oz in the previous quarter to US$1 294/oz in the March
2014 quarter).
Cash operating costs decreased by 2% (to R2.87 billion) in the March
2014 quarter. The decrease is mainly attributed to a decrease in consumables for the South African operations. Capital expenditure for the March 2014 quarter decreased by 10% to R579 million, compared to R640 million in the December 2013 quarter.
Lower gold production resulted in a 7% increase in all-in sustaining unit costs to R426 221/kg.
3. FINANCIAL RESULTS
Gross profit
The 13% decrease in the gold sold was partially offset by the higher average gold price received, resulting in revenue decreasing by only 6%, while production costs were lower mainly due to inventory movements and cost savings. As a result gross profit was at a similar level compared to the previous quarter.
Net profit/(loss)
The net profit for the March 2014 quarter was R31 million, compared to a net loss of R91 million in the December 2013 quarter, mainly due to a smaller foreign exchange translation loss recorded on the
US$-denominated loan. The profit in the current quarter was achieved after expensing R29 million on the impairment of Steyn 2 and
R90 million on employment retrenchment and restructuring costs.
Impairment of assets
An impairment of R29 million was recorded on Steyn 2 following the decision to cease mining at the operation.
Other expenses (net)
Included in other expenses (net) in the March 2014 quarter is a loss of R29  million (December 2013 quarter R111 million) for the foreign exchange movement on the US$-denominated syndicated loan,
resulting from the Rand weakening during the quarter.
Borrowings
A repayment of the drawn amount on the R1.3 billion Nedbank
Revolving Credit Facility of R467 million was made at the end of the
March 2014 quarter and is now fully repaid. The only outstanding debt is the US$270 million drawn under the US$300 million syndicated revolving credit facility.

Earnings/loss per share
The earnings per share of 7 SA cents in the March 2014 quarter increased from the loss per share of 21 SA cents in the December 2013 quarter.
Employee Share Option Plan (ESOP) share vesting
The vesting of the second tranche of Scheme Shares and Share
Appreciation Rights awarded to qualifying employees took place during March 2014. Payments to all eligible employees were made in April 2014.
4. NEW CHIEF OPERATING OFFICER APPOINTED
Alwyn Pretorius was appointed as Harmony’s new Chief Operating
Officer on 3 March 2014. Alwyn joined Harmony during its merger with
ARMgold in 2003. He has been an executive of Harmony since 2007 and holds degrees in both BSc Mining Engineering and BSc Industrial
Engineering. With 20 years of underground deep-level gold mining experience in different supervisory and management positions, supported by three regional managers and several general managers, we are confident that Alwyn will lead the change in operational improvement in South Africa.
5. GOOD PROGRESS AT WAFI-GOLPU
Study work during the quarter continued to evaluate underground access options and a substantially lower capital expenditure development option for Wafi-Golpu. Drilling completed at Golpu during the quarter is expected to have a positive impact on the grade of the upper mining block due to an increase in the volume of the higher grade hornblende porphyry compared with the previous estimate. Drilling has also confirmed continuity of porphyry and high grade mineralisation in the lower mining block.
Results from two holes were received during the quarter. WR499 was a long section hole drilled from north to south that confirmed the northern boundary of the deposit and demonstrated the continuity of higher grade porphyry mineralisation through and well below the existing resource. WR504 was a west to east cross section hole that confirmed the fault structures controlling the distribution of higher grade in the deposit. These include:
•     WR499* – 1 247m @ 1.0g/t Au and 1.2% Cu from 966m, including
560m @ 1.9g/t Au and 2.1% Cu from 1 252m;
•     WR504 – 1 369m @ 1.1g/t Au and 1.7% Cu from 399m, including
428m @ 2.2g/t Au and 2.9% Cu from 1 191m.
*Partial result reported last quarter.
The surface drilling program at Golpu is now complete for the 2014 financial year. Results from the last two holes WR499 and WR504 are being incorporated into a new planning model for integration into the ongoing study.
6. IN CONCLUSION
Various structural changes have been effected which will aid in the pro-active management of unplanned events which have negatively impacted on our production. In parallel, our revised planning strategy will shift the focus toward de-bottlenecking and optimisation, and should also result in an increase in the Company’s margins. We remain committed to increasing our profits and cash flow to enable us to pay dividends in future.
Graham Briggs
Chief Executive Officer

Results for the third quarter FY14
and nine months ended 31 March 2014
OPERATIONAL RESULTS (Rand/Metric) (US$/Imperial)
Three
months
ended
South Africa
Underground production
Surface production
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Unisel
Target 3
Steyn 2
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Total
South
Africa
Hidden
Valley
Total
Harmony
Ore milled
– t’000
Mar-14
226
102
138
232
164
181
52
88
95
73
9
1 360
1 483
620
356
2 459
3 819
467
4 286
Dec-13 302 238 137 219 161 193 54 149 107 75 12 1 647 1 482 755 364 2 601 4 248 506 4 754
Gold produced
– kg
Mar-14
929
434
752
1 024
660
1 173
707
345
458
360
99
6 941
201
155
255
611
7 552
816
8 368
Dec-13 1 140 872 706 962 684 1 241 697 674 512 350 147 7 985 217 226 315 758 8 743 772 9 515
Gold produced
– oz
Mar-14
29 868
13 953
24 177
32 922
21 219
37 713
22 731
11 092
14 725
11 574
3 183
223 157
6 462
4 983
8 198
19 643
242 800
26 235
269 035
Dec-13 36 652 28 035 22 698 30 929 21 991 39 899 22 409 21 670 16 461 11 253 4 726 256 723 6 977 7 266 10 127 24 370 281 093 24 820 305 913
Yield
– g/tonne
Mar-14
4.11
4.25
5.45
4.41
4.02
6.48
13.60
3.92
4.82
4.93
11.00
5.10
0.14
0.25
0.72
0.25
1.98
1.75
1.95
Dec-13 3.77 3.66 5.15 4.39 4.25 6.43 12.91 4.52 4.79 4.67 12.25 4.85 0.15 0.30 0.87 0.29 2.06 1.53 2.00
Cash operating
costs
– R/kg
Mar-14
463 848
582 786
335 239
325 056
356 248
219 864
198 116
450 803
322 395
382 311
289 313
341 644
279 746
441 426
404 459
372 810
344 166
337 621
343 527
Dec-13 389 854 320 533 374 572 352 244 353 671 200 373 199 795 261 521 294 779 383 566 221 871 306 967 279 221 357 916 318 184 318 876 308 000 316 206 308 665
Cash operating
costs
– $/oz
Mar-14
1 332
1 674
963
934
1 023
632
569
1 295
926
1 098
831
981
804
1 268
1 162
1 071
989
970
987
Dec-13 1 198 985 1 151 1 083 1 087 616 614 804 906 1 179 682 943 858 1 100 978 980 947 972 949
Cash operating
costs
– R/tonne
Mar-14
1 907
2 480
1 827
1 435
1 434
1 425
2 694
1 767
1 554
1 885
3 182
1 744
38
110
290
93
681
590
671
Dec-13 1 472 1 174 1 930 1 547 1 503 1 288 2 579 1 183 1 411 1 790 2 718 1 488 41 107 275 93 634 482 618
Gold sold
– Kg
Mar-14
1 118
491
722
983
634
1 035
679
390
440
317
95
6 904
220
158
321
699
7 603
899
8 502
Dec-13 1 184 888 740 1 009 717 1 384 730 681 537 390 154 8 414 180 224 269 673 9 087 711 9 798
Gold sold
– oz
Mar-14
35 944
15 786
23 213
31 604
20 384
33 276
21 830
12 539
14 146
10 192
3 054
221 968
7 073
5 080
10 320
22 473
244 441
28 903
273 344
Dec-13 38 066 28 550 23 792 32 440 23 052 44 497 23 470 21 895 17 265 12 539 4 951 270 517 5 787 7 202 8 649 21 638 292 155 22 859 315 014
Revenue
(R’000)
Mar-14
500 510
223 445
326 249
444 215
286 428
466 477
306 068
176 285
198 666
142 729
42 531
3 113 603
97 738
71 013
142 303
311 054
3 424 657
405 728
3 830 385
Dec-13 494 357 364 818 306 991 418 452 297 349 575 876 302 668 283 124 222 669 162 260 63 875 3 492 439 75 268 96 949 113 108 285 325 3 777 764 293 622 4 071 386
Cash operating
costs
(R’000)
Mar-14
430 915
252 929
252 100
332 857
235 124
257 900
140 068
155 527
147 657
137 632
28 642
2 371 351
56 229
68 421
103 137
227 787
2 599 138
275 499
2 874 637
Dec-13 444 434 279 505 264 448 338 859 241 911 248 663 139 257 176 265 150 927 134 248 32 615 2 451 132 60 591 80 889 100 228 241 708 2 692 840 244 111 2 936 951
Inventory
movement
(R’000)
Mar-14
64 740
20 837
(11 605)
(15 785)
(9 651)
(36 805)
(10 628)
3 609
(6 375)
(19 718)
(1 061)
(22 442)
5 483
(415)
17 747
22 815
373
30 997
31 370
Dec-13 28 010 12 659 16 146 22 591 16 418 51 668 12 367 (6 288) 9 603 28 051 3 043 194 268 (11 068) 143 (13 675) (24 600) 169 668 (20 733) 148 935
Operating costs
(R’000)
Mar-14
495 655
273 766
240 495
317 072
225 473
221 095
129 440
159 136
141 282
117 914
27 581
2 348 909
61 712
68 006
120 884
250 602
2 599 511
306 496
2 906 007
Dec-13 472 444 292 164 280 594 361 450 258 329 300 331 151 624 169 977 160 530 162 299 35 658 2 645 400 49 523 81 032 86 553 217 108 2 862 508 223 378 3 085 886
Production profit
(R’000)
Mar-14
4 855
(50 321)
85 754
127 143
60 955
245 382
176 628
17 149
57 384
24 815
14 950
764 694
36 026
3 007
21 419
60 452
825 146
99 232
924 378
Dec-13 21 913 72 654 26 397 57 002 39 020 275 545 151 044 113 147 62 139 (39) 28 217 847 039 25 745 15 917 26 555 68 217 915 256 70 244 985 500
Production profit
($’000)
Mar-14
449
(4 647)
7 921
11 742
5 629
22 662
16 313
1 584
5 300
2 292
1 381
70 626
3 328
277
1 978
5 583
76 209
9 165
85 374
Dec-13 2 164 7 178 2 609 5 632 3 856 27 227 14 924 11 180 6 140 (4) 2 788 83 694 2 544 1 572 2 623 6 739 90 433 6 941 97 374
Capital
expenditure
(R’000)
Mar-14
115 731
54 634
74 573
71 374
43 154
88 100
24 585
28 339
20 524
27 095
536
548 645
696
2 877
5 478
9 051
557 696
21 225
578 921
Dec-13 130 309 63 513 98 511 78 740 40 571 64 190 29 220 37 936 24 652 36 768 641 605 051 931 2 463 12 607 16 001 621 052 19 082 640 134
Capital
expenditure
($’000)
Mar-14
10 688
5 046
6 887
6 592
3 985
8 136
2 271
2 617
1 895
2 502
50
50 669
64
266
506
836
51 505
1 960
53 465
Dec-13 12 876 6 276 9 734 7 780 4 009 6 343 2 887 3 748 2 436 3 633 63 59 785 92 243 1 246 1 581 61 366 1 885 63 251
Adjusted
operating costs
– R/kg
Mar-14
447 045
556 494
340 244
329 294
357 868
218 341
196 480
414 909
328 059
378 538
295 225
345 144
280 602
430 417
381 105
360 620
346 691
335 115
345 467
Dec-13 408 698 346 101 389 497 367 910 371 109 222 422 216 640 258 728 307 717 422 833 240 307 323 996 275 126 361 752 330 343 326 029 324 163 316 287 323 591
Adjusted
operating costs
– $/oz
Mar-14
1 284
1 599
977
946
1 028
627
564
1 192
942
1 087
848
991
806
1 236
1 095
1 036
996
955
992
Dec-13 1 256 1 064 1 197 1 131 1 141 684 666 795 946 1 299 739 996 846 1 112 1 015 1 002 996 969 994
All-in sustaining
costs
– R/kg
Mar-14
566 448
677 873
454 007
415 208
443 606
315 767
222 756
468 583
391 820
476 358
317 846
434 202
283 766
465 069
411 143
383 242
429 210
400 943
426 221
Dec-13 533 624 416 838 503 058 458 501 447 878 278 028 241 303 299 632 373 246 526 404 263 910 400 445 280 299 386 310 393 782 360 943 397 713 394 820 397 503
All-in sustaining
costs
– $/oz
Mar-14
1 627
1 947
1 304
1 193
1 274
907
640
1 346
1 126
1 368
913
1 247
815
1 336
1 181
1 101
1 233
1 143
1 224
Dec-13 1 640 1 281 1 546 1 409 1 376 854 742 921 1 147 1 618 811 1 231 861 1 187 1 210 1 109 1 222 1 209 1 222

Results for the third quarter FY14
and nine months ended 31 March 2014
CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)
Figures in million
Note
Quarter ended
Nine months ended
Year ended
31 March
2014
(Unaudited)

31 December
2013
(Unaudited)

31 March
2013
(Unaudited)
(Restated)*
31 March
2014
(Unaudited)

31 March
2013
(Unaudited)
(Restated)*
30 June
2013
(Audited)
(Restated)*
Continuing operations

Revenue 3 830 4 071 3 528 11 919 12 419 15 902
Cost of sales 3 (3 595) (3 817) (3 260) (11 147) (10 277) (16 448)
Production costs (2 906) (3 086) (2 675) (8 973) (8 509) (11 321)
Amortisation and depreciation (475) (565) (468) (1 617) (1 470) (2 001)
Impairment of assets (29) – – (29) – (2 733)
Other items (185) (166) (117) (528) (298) (393)
Gross profit/(loss)
235
254
268
772
2 142
(546)
Corporate, administration and other
expenditure
(109) (102) (121) (319) (338) (465)
Social investment expenditure (8) (21) (25) (67) (70) (127)
Exploration expenditure (90) (112) (157) (344) (454) (673)
Profit on sale of property, plant and
equipment
– – 15 – 139 139
Other expenses (net) 7 (22) (140) (138) (161) (182) (350)
Operating profit/(loss)
6
(121)
(158)
(119)
1 237
(2 022)
Profit from associates 10 4 – 17 – –
Impairment of investments – – (39) (7) (88) (88)
Net gain on financial instruments 25 39 15 138 181 173
Investment income 64 50 47 159 118 185
Finance cost (59) (57) (65) (176) (198) (256)
Profit/(loss) before taxation
46
(85)
(200)
12
1 250
(2 008)
Taxation (15) (6) (44) (59) (416) (655)
Normal taxation 24 – (124) (25) (349) (271)
Deferred taxation (39) (6) 80 (34) (67) (384)
Net profit/(loss) from continuing
operations
31
(91)
(244)
(47)
834
(2 663)
Discontinued operations

Profit from discontinued operations – – 143 – 314 314
Net profit/(loss) for the period
31
(91)
(101)
(47)
1 148
(2 349)
Attributable to:

Owners of the parent 31 (91) (101) (47) 1 148 (2 349)
Earnings/(loss) per ordinary share
(cents)
4

Earnings/(loss) from continuing
operations
7 (21) (57) (11) 193 (616)
Earnings from discontinued
operations
– – 33 – 73 73
Total earnings/(loss)
7
(21)
(24)
(11)
266
(543)
Diluted earnings/(loss) per
ordinary share (cents)
4
Earnings/(loss) from continuing
operations
7 (21) (57) (11) 192 (616)
Earnings from discontinued
operations
– – 33 – 73 73
Total diluted earnings/(loss)
7
(21)
(24)
(11)
265
(543)
* The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the nine months ended 31 March 2014 have been prepared by Harmony
Gold Mining Company Limited’s corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott, and approved by the board of Harmony Gold Mining Company Limited.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)
Figures in million
Quarter ended
Nine months ended
Year ended
31 March
2014
(Unaudited)

31 December
2013
(Unaudited)

31 March
2013
(Unaudited)
(Restated)*
31 March
2014
(Unaudited)

31 March
2013
(Unaudited)
(Restated)*
30 June
2013
(Audited)
(Restated)*
Net profit/(loss) for the period 31 (91) (101)   (47) 1 148 (2 349)
Other comprehensive (loss)/income
for the period, net of income tax
(416) 378 506   (733) 726 737
Foreign exchange translation (421) 370 519   (745) 716 742
Movements on investments 5 8 (13)   12 10 (5)
Total comprehensive
(loss)/income for the period
(385)
287
405

(780)
1 874
(1 612)
Attributable to:

Owners of the parent (385) 287 405   (780) 1 874 (1 612)
* The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.
All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)
for the nine months ended 31 March 2014
Figures in million
Note
Share capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2013 as previously reported 28 325 3 464 522 32 311
Restatement for IFRIC 20 2 – (22) (74) (96)
Restated balance – 30 June 2013 28 325 3 442 448 32 215
Share-based payments – 198 – 198
Net loss for the period – – (47) (47)
Other comprehensive loss for the period – (733) – (733)
Balance – 31 March 2014
28 325
2 907
401
31 633
Balance – 30 June 2012 as previously reported 28 331 2 444 3 307 34 082
Restatement for IFRIC 20 2 – (15) (94) (109)
Restated balance – 30 June 2012 28 331 2 429 3 213 33 973
Share-based payments – 215 – 215
Net profit for the period – – 1 148 1 148
Other comprehensive income for the period – 726 – 726
Dividends paid
1
– – (435) (435)
Balance–31 March 2013
28 331
3 370
3 926
35 627
1
Dividend of 50 SA cents declared on 13 August 2012 and 50 SA cents on 1 February 2013.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the third quarter FY14
and nine months ended 31 March 2014
CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)
Figures in million
Note
At
31 March
2014
(Unaudited)
At
31 December
2013

At
30 June
2013
(Audited)
(Restated)*
At
31 March
2013
(Unaudited)
(Restated)*
ASSETS

Non-current assets

Property, plant and equipment 32 400 32 663 32 732 34 828
Intangible assets 2 194 2 193 2 191 2 190
Restricted cash 40 38 37 38
Restricted investments 2 225 2 180 2 054 2 050
Deferred tax assets 84 91 104 652
Investments in associates 5 125 115 109 –
Investments in financial assets 4 4 49 139
Inventories 57 57 57 57
Trade and other receivables – – – 6
Total non-current assets
37 129
37 341
37 333
39 960
Current assets

Inventories 1 306 1 423 1 417 1 191
Trade and other receivables 900 1 149 1 162 1 482
Income and mining taxes 141 106 132 3
Restricted cash 15 15 – –
Cash and cash equivalents 2 008 2 323 2 089 3 099
4 370 5 016 4 800 5 775
Non-current assets and assets of disposal groups classified
as held for sale
6 51 46 – –
Total current assets
4 421
5 062
4 800
5 775
Total assets
41 550
42 403
42 133
45 735
EQUITY AND LIABILITIES

Share capital and reserves

Share capital 28 325 28 325 28 325 28 331
Other reserves 2 907 3 270 3 442 3 370
Retained earnings 401 370 448 3 926
Total equity
31 633
31 965
32 215
35 627
Non-current liabilities

Deferred tax liabilities 3 029 3 000 3 021 3 244
Provision for environmental rehabilitation 2 020 2 016 1 997 1 961
Retirement benefit obligation 205 201 194 188
Other provisions 67 71 55 48
Borrowings 7 2 843 3 280 2 252 2 238
Total non-current liabilities
8 164
8 568
7 519
7 679
Current liabilities

Borrowings 7 – – 286 287
Income and mining taxes 3 – 4 92
Trade and other payables 1 750 1 870 2 109 2 050
Total current liabilities
1 753
1 870
2 399
2 429
Total equity and liabilities
41 550
42 403
42 133
45 735
* The audited June 2013 annual results and unaudited March 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)
Figures in million
Quarter ended

Nine months ended
Year ended
31 March
2014
(Unaudited)
31 December
2013
(Unaudited)
31 March
2013
(Unaudited)
31 March
2014
(Unaudited)
31 March
2013
(Unaudited)
30 June
2013
(Audited)
Cash flow from operating activities

Cash generated by operations 755 700 204   1 693 2 933 3 154
Interest and dividends received 34 32 34   92 90 138
Interest paid (39) (21) (27)   (89) (85) (125)
Income and mining taxes paid _ (28) (70)   (28) (183) (312)
Cash generated by operating activities
750
683
141
1 668
2 755
2 855
Cash flow from investing activities

Increase in restricted cash (3) – – (3) – –
Restricted cash transferred from
disposal group
– – 252   – – –
Proceeds on disposal of investment
in subsidiary
– – 1 264   – 1 264 1 264
Purchase of investments – – (33)   – (72) (86)
Other investing activities – (1) 3   (10) (3) (4)
Net additions to property,
plant and equipment
1
(599) (624) (835)   (1 841) (2 714) (3 652)
Cash (utilised)/generated by investing
activities
(602)
(625)
651
(1 854)
(1 525)
(2 478)
Cash flow from financing activities

Borrowings raised – – –   612 678 678
Borrowings repaid (462) (3) (4)   (468) (177) (333)
Ordinary shares issued – net of expenses – – –   – – 1
Option premium on BEE transaction – – –   – – 2
Dividends paid – – (217)   – (435) (435)
Cash (utilised)/generated by
financing activities
(462)
(3)
(221)
144
66
(87)
Foreign currency translation
adjustments
(1)
(20)
17
(39)
30
26
Net (decrease)/increase in cash and cash
equivalents
(315) 35 588   (81) 1 326 316
Cash and cash equivalents – beginning
of period
2 323 2 288 2 511   2 089 1 773 1 773
Cash and cash equivalents – end
of period
2 008
2 323
3 099
2 008
3 099
2 089
1
The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of R537 million, the March 2013 quarter R148 million and the nine months ended 31 March 2013
R403 million.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the third quarter FY14
and nine months ended 31 March 2014
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 31 March 2014 (Rand)
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the nine months ended 31 March 2014 have been prepared in accordance with IAS 34,
Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International
Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2013.
IFRS 7 Amendment–Disclosures–Offsetting Financial Assets and Financial Liabilities
IFRS 10 Consolidated Financial Statements
IFRS 11 Joint Arrangements
IFRS12 Disclosure of Interests in Other Entities
IFRS 13 Fair Value Measurement
IFRSs Annual Improvements 2009 – 2011
IAS 19 Employee Benefits (Revised 2011)
IAS 27 Separate Financial Statements (Revised 2011)
IAS 28 Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
New standards and amendments which have an impact on the condensed consolidated financial statements of the group are described below:
IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI). Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The impact for the group was immaterial.
IFRS 11 requires joint operations to be accounted at the group’s interest in the assets, liabilities, revenue and expenses of the joint operation.
Harmony previously accounted for joint operations using the proportional consolidation method. The change in accounting policy has not had an impact on any previously reported numbers.
IFRIC 20 clarifies the requirements for accounting for costs of stripping activity in the production phase of surface mining. Stripping assets that cannot be attributed to an identifiable component of the orebody will be written off to retained earnings on adoption of IFRIC 20. Refer to note 2 for further details.
2.
Change in accounting policies
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20) which became effective on 1 January 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods.
Harmony has applied IFRIC 20 on a prospective basis from 1 July 2011 in compliance with the transitional requirements of IFRIC 20.
Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.
A stripping activity asset shall be recognised if all of the following are met:
(i) it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;
(ii) the entity can identify the component of the orebody for which access has been improved; and
(iii) the cost relating to the stripping activity associated with that component can be measure reliably.
The stripping asset shall be depreciated over the expected useful life of the identified component of the orebody based on the units of production method.
Where there were no identifiable components of the orebody to which the predecessor asset relates, the asset was written off to retained earnings at the beginning of the earliest period presented. An amount of R54 million was written off to opening retained earnings.
The comparative periods presented have been restated. The restatement had no effect on the condensed consolidated cash flow statements.
The results for the year ended 30 June 2013 and the financial position at this date have been reviewed and audited respectively, but the restatement of the results and balances affected by IFRIC 20 have not been audited.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 31 March 2014 (Rand)
Reconciliation of the effect of the change in accounting standard:
Condensed consolidated income statements
Quarter ended
31 March
2013
(Unaudited)
Nine months ended
31 March
2013
(Unaudited)
Year ended
30 June
2013
(Audited)
Cost of sales
Production costs
As previously reported
(2 707) (8 556) (11 400)
IFRIC 20 adjustment 32 47 79
Restated (2 675) (8 509) (11 321)
Amortisation and depreciation

As previously reported (459) (1 441) (1 942)
IFRIC 20 adjustment  (9) (29) (59)
Restated (468) (1 470) (2 001)
Increase/decrease in net profit/loss for the period*
23
18
20
* There is no material taxation effect on these items.
Condensed consolidated statements of comprehensive income
Quarter ended
31 March
2013
(Unaudited)
Nine months ended
31 March
2013
(Unaudited)
Year ended
30 June
2013
(Audited)
Increase/decrease in net profit/loss for the period*
23
18
20
Other comprehensive income for the period net of income tax

Foreign exchange translation

As previously reported 523 723 749
IFRIC 20 adjustment (4) (7) (7)
Restated 519 716 742
Increase/decrease in total comprehensive income/loss for the period
19
11
13
* There is no material taxation effect on these items.
Condensed consolidated balance sheets
Figures in million
At
30 June
2013
(Audited)
At
31 March
2013
(Unaudited)
Non-current assets
Property, plant and equipment
As previously reported
32 820 34 911
IFRIC 20 adjustment (88) (83)
Restated 32 732 34 828
Current assets
Inventories
As previously reported
1 425 1 206
IFRIC 20 adjustment (8) (15)
Restated 1 417 1 191
Share capital and reserves
Other reserves
As previously reported
3 464 3 392
IFRIC 20 adjustment
1
(22) (22)
Restated 3 442 3 370
Retained earnings
As previously reported
522 4 002
IFRIC 20 adjustment (74) (76)
Restated 448 3 926
Decrease in total equity
(96)
(98)
1
Translation effect of the IFRIC 20 adjustments on foreign operations (Hidden Valley).

Results for the third quarter FY14
and nine months ended 31 March 2014
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 31 March 2014 (Rand)
Earnings/(loss) and headline earnings/(loss) per share
Quarter ended
31 March
2013
(Unaudited)
Nine months ended
31 March
2013
(Unaudited)
Year ended
30 June
2013
(Audited)
Basic (loss)/earnings per share (cents)
As previously reported
(29) 262 (548)
IFRIC 20 adjustment 5 4 5
Restated (24) 266 (543)
Diluted (loss)/earnings per share (cents)
As previously reported
(29) 261 (548)
IFRIC 20 adjustment 5 4 5
Restated (24) 265 (543)
Total headline (loss)/earnings
Figures in million
As previously reported (202) 1 008 204
IFRIC 20 adjustment 23 18 20
Restated (179) 1 026 224
Headline (loss)/earnings per share (cents)
As previously reported
(47) 234 47
IFRIC 20 adjustment 5 4 5
Restated (42) 238 52
Diluted headline (loss)/earnings (cents)
As previously reported
(47) 233 47
IFRIC 20 adjustment 5 4 5
Restated (42) 237 52
3.
Cost of sales
Figures in million
Quarter ended
Nine months ended
Year ended
31 March
2014
(Unaudited)
31 December
2013
(Unaudited)
31 March
2013
(Unaudited)
(Restated)*
31 March
2014
(Unaudited)
31 March
2013
(Unaudited)
(Restated)*
30 June
2013
(Audited)
(Restated)*
Production costs – excluding royalty 2 881 3 047 2 626 8 871 8 337 11 104
Royalty expense 25 39 49 102 172 217
Amortisation and depreciation 475 565 468 1 617 1 470 2 001
Impairment of assets
1
29 – – 29 – 2 733
Rehabilitation expenditure/(credit)
2
17 (15) 10 17 16 (24)
Care and maintenance cost of
restructured shafts
16 18 16 51 52 68
Employment termination and
restructuring cost
3
90 50 – 234 7 46
Share-based payments
4
62 113 95 227 221 266
Other – – (4) (1) 2 37
Total cost of sales
3 595
3 817
3 260
11 147
10 277
16 448
*  The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy.
Refer to note 2 for details. The restatements to the comparative information have not been audited.
1. The decision to stop mining at the Steyn 2 shaft (included in the Bambanani segment) resulted in the remaining carrying value being impaired.
2. A credit of R24 million arose in the December 2013 quarter as a result of work performed in the Free State, resulting in a reduction in the rehabilitation liability.
3. Included in the December 2013 and March 2014 quarters are amounts relating to the restructuring at Hidden Valley and the voluntary retrenchment packages offered in South Africa.
4. This includes the cost relating to the Employee Share Ownership Plan (ESOP) awards that were granted in August 2012.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 31 March 2014 (Rand)
4.
Earnings/(loss) and net asset value per share
Quarter ended
Nine months ended
Year ended
31 March
2014
(Unaudited)
31 December
2013
(Unaudited)
31 March
2013
(Unaudited)
(Restated)*
31 March
2014
(Unaudited)

31 March
2013
(Unaudited)
(Restated)*
30 June
2013
(Audited)
(Restated)*
Weighted average number
of shares (million)
433.3 432.9 431.8 433.0 431.6 431.9
Weighted average number of diluted
shares (million)
434.6 433.4 432.8 434.4 432.8 432.7
Total earnings/(loss) per share (cents):

Basic earnings/(loss) 7 (21) (24) (11) 266 (543)
Diluted earnings/(loss) 7 (21) (24) (11) 265 (543)
Headline earnings/(loss) 12 (21) (42) (4) 238 52
– from continuing operations 12 (21) (51) (4) 189 3
– from discontinued operations – – 9 – 49 49
Diluted headline earnings/(loss) 12 (21) (42) (4) 237 52
– from continuing operations 12 (21) (51) (4) 188 3
– from discontinued operations – – 9 – 49 49
Figures in million
Reconciliation of headline
earnings/(loss):

Continuing operations

Net profit/(loss) 31 (91) (244) (47) 834 (2 663)
Adjusted for:

Impairment of investments
1
– – 39 7 88 88
Impairment of assets 29 – – 29 – 2 733
Taxation effect on impairment of assets (8) – – (8) – (38)
Profit on sale of property, plant and
equipment
– – (15) – (139) (139)
Taxation effect of profit on sale of
property, plant and equipment
– – – – 31 31
Headline earnings/(loss)
52
(91)
(220)
(19)
814
12
Discontinued operations

Net profit – – 143 – 314 314
Adjusted for:

Profit on sale of investment in subsidiary
1
– – (102) – (102) (102)
Headline earnings
–
–
41
–
212
212
Total headline earnings/(loss)
52
(91)
(179)
(19)
1 026
224
1
There is no taxation effect on these items.
Net asset value per share
At
31 March
2014
(Unaudited)
At
31 December
2013
At
30 June
2013
(Audited)
(Restated)*
At
31 March
2013
(Unaudited)
(Restated)*
Number of shares in issue
435 693 819              435 693 819            435 289 890            435 257 691
Net asset value per share (cents) 7 259 7 337 7 405 8 185
* The audited June 2013 annual results, unaudited nine months ended March 2013 and unaudited March 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.

Results for the third quarter FY14
and nine months ended 31 March 2014
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 31 March 2014 (Rand)
5.
Investment in associate
Investment in associate includes Harmony’s 10.38% share of Rand Refinery Proprietary Limited (Rand Refinery) results amounting to R17 million for the nine months ended 31 March 2014. Rand Refinery has not issued its audited results for its year ended 30 September 2013 and therefore
Harmony’s share of results has been based on unaudited management accounts.
Rand Refinery implemented a new Enterprise Resource Planning (ERP) system on 1 April 2013 to conduct its financial and management accounting. Since the implementation of the ERP software, the customisation of the software has been problematic with the result that Rand
Refinery has not been able to reconcile certain accounts at 30 September 2013. Rand Refinery’s management team is currently resolving the problems encountered with the ERP software and is in the process of investigating the transactions processed from 1 April 2013 on the
ERP system to determine if any adjustments to their current financial records are required. At this stage, the Rand Refinery management team cannot be certain that the results in its management accounts are accurate.
6.
Non-current assets and assets of disposal groups classified as held for sale
During the December 2013 quarter, a cash offer for Witwatersrand Consolidated Gold Resources Limited’s (Wits Gold) entire share capital was made to all Wits Gold shareholders by Sibanye Gold Limited. Harmony has accepted the offer. Following this, the balance which represents
Harmony’s fair value stake in Wits Gold has been classified as a non-current asset held for sale (formerly classified as Investment in financial assets) under IFRS 5. See note 11 for developments after balance sheet date.
7.        Borrowings
Two draw downs of US$30 million each were made from the US$300 million syndicated revolving credit facility during the September 2013 quarter. There were no draw downs subsequently and the drawn level remains at US$270 million. The weakening of the Rand against the
US$ resulted in a foreign exchange translation loss of R144 million being recorded for the year to date, increasing the borrowings balance and
Other expenses (net). The facility is repayable by September 2015.
Harmony refinanced its Nedbank revolving credit facility and entered into a new agreement for R1.3 billion revolving credit facility during the
December 2013 quarter. At the same time management also agreed an amended set of covenants with the leader group, to give the group more long-term financial flexibility. The interest rate is equivalent to JIBAR + 350 basis points. The outstanding amount at 28 March 2014 of
R467 million was repaid. The facility is available until December 2016.
8.
Financial risk management activities
Fair value determination
The following table presents the group’s assets and liabilities that are measured at fair value by level within the fair value hierarchy:
Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices)
or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data, (that is unobservable inputs).
Figures in million
At
31 March
2014
(Unaudited)
At
31 December
2013

At
30 June
2013
(Audited)
At
31 March
2013
(Unaudited)
Available-for-sale financial assets
1
*
Level 1 51 46 44 44
Level 2 – – – –
Level 3 4 4 5 96
Fair value through profit and loss
2
*
Level 1 – – – –
Level 2 768 934 1 041 1 043
Level 3 – – – –
1
Level 1 fair values are directly derived from actively traded shares on the JSE.
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis to ensure that significant prolonged decline in the value of the investments has occurred. At the end of the 2013 financial year, the investment in Rand Refinery was reclassified as an investment in associate on obtaining significant influence.
2
The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.
* Includes non-current assets or disposal groups held for sale where applicable.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 31 March 2014 (Rand)
9.
Commitments and contingencies
Figures in million
At
31 March
2014
(Unaudited)
At
31 December
2013
At
30 June
2013
(Audited)
At
31 March
2013
(Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure
245 322 416 594
Authorised by the directors but not contracted for 491 1 152 1 545 958
736
1 474
1 961
1 552
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s integrated annual report for the financial year ended 30 June 2013, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2013.
10.      Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2013 quarter,
Frank Abbott purchased 65 600 shares in the company.
11.       Subsequent events
(a)    On 14 April 2014 the consideration for the sale of Wits Gold was received.
(b)   In April 2014, the Department of Mineral Resources approved the ground swap transaction between Joel mine and Sibanye Gold Limited’s
Beatrix mine. However, the execution of the agreements is still pending and therefore the transaction is not effective. The execution is expected by June 2014.
(c)    During April 2014, the payment to employees was made for the second tranche of ESOP shares and SARs, following the vesting in
March 2014.
12.       Segment report
The segment report follows on page 19.
13.       Reconciliation of segment information to condensed consolidated income statements and balance sheets
Figures in million
Nine months ended
31 March
2014
(Unaudited)

31 March
2013
(Unaudited)
(Restated)*
The “Reconciliation of segment information to condensed consolidated financial statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:
Reconciliation of production profit to gross profit
Total segment revenue
11 919 13 293
Total segment production costs (8 973) (9 042)
Production profit per segment report 2 946 4 251
Discontinued operations – (341)
Production profit from continuing operations 2 946 3 910
Cost of sales items, other than production costs and royalty expense (2 174) (1 768)
Gross profit as per income statements
1
772
2 142
1
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

Results for the third quarter FY14
and nine months ended 31 March 2014
Figures in million
At
31 March
2014
(Unaudited)

At
31 March
2013
(Unaudited)
(Restated)*
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
821 832
Undeveloped property 5 139 5 139
Other non-mining assets 133 59
Wafi-Golpu assets 971 998
7 064
7 028
* The nine months ended March 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
for the period ended 31 March 2014 (Rand)

Segment report
(Rand/Metric) (Unaudited)
for the nine months ended 31 March 2014
Revenue
31 March
Production cost*
31 March
Production
profit/(loss)*
31 March
Mining assets*
31 March
Capital expenditure#
31 March
Kilograms produced
31 March
Tonnes milled
31 March
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Kusasalethu 1 466 1 037 1 363 1 186 103 (149) 3 539 3 354 366 272 3 341 2 052 857 499
Doornkop 930 1 279 854 786 76 493 3 385 3 360 178 222 2 071 2 772 576 766
Phakisa 952 860 786 730 166 130 4 622 4 512 264 242 2 213 1 851 431 379
Tshepong 1 305 1 547 1 024 1 089 281 458 3 914 3 815 218 227 3 035 3 339 700 829
Masimong 903 1 290 742 740 161 550 1 040 1 005 122 124 2 102 2 777 514 658
Target 1 1 466 1 385 747 675 719 710 2 736 2 704 214 262 3 495 3 070 565 538
Bambanani
(a)
1 040 626 513 448 527 178 844 930 88 92 2 419 1 348 190 144
Joel 756 1 152 508 487 248 665 379 275 108 116 1 716 2 529 396 460
Unisel 622 647 452 429 170 218 662 663 62 57 1 446 1 386 310 332
Target 3 459 546 407 379 52 167 525 429 99 104 1 102 1 207 230 250
Surface
All other surface operations 961 1 152 735 746 226 406 469 385 33 222 2 215 2 533 7 841 7 365
Total South Africa
10 860
11 521
8 131
7 695
2 729
3 826
22 115
21 432
1 752
1 940
25 155
24 864
12 610
12 220
International
Hidden Valley 1 059 898 842 814 217 84 3 221 6 368 89 368 2 363 1 922 1 476 1 387
Total international
1 059
898
842
814
217
84
3 221
6 368
89
368
2 363
1 922
1 476
1 387
Total continuing
operations
11 919
12 419
8 973
8 509
2 946
3 910
25 336
27 800
1 841
2 308
27 518
26 786
14 086
13 607
Discontinued operations
Evander – 874 – 533 – 341 – – – 140 – 1 955 – 390
Total discontinued
operations
–
874
–
533
–
341
–
–
–
140
–
1 955
–
390
Total operations
11 919
13 293
8 973
9 042
2 946
4 251
25 336
27 800
1 841
2 448
27 518
28 741
14 086
13 997
Reconciliation of the
segment information to the
condensed consolidated
financial statements (refer to
note 13) – (874) – (533)     7 064 7 028

11 919
12 419
8 973
8 509

32 400
34 828
* The March 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details.
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of Rnil (2013: R403 million).
(a) Includes Steyn 2.

Results for the third quarter FY14
and nine months ended 31 March 2014
OPERATING RESULTS (US$/Imperial)
Three
months
ended
South Africa
Underground production
Surface production
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Unisel
Target 3
Steyn 2
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Total
South
Africa
Hidden
Valley
Total
Harmony
Ore milled
– t’000
Mar-14
249
112
152
256
181
200
57
97
105
80
10
1 499
1 635
684
393
2 712
4 211
515
4 726
Dec-13 333 262 151 241 178 213 60 164 118 83 13 1 816 1 634 833 401 2 868 4 684 558 5 242
Gold produced
– oz
Mar-14
29 868
13 953
24 177
32 922
21 219
37 713
22 731
11 092
14 725
11 574
3 183
223 157
6 462
4 983
8 198
19 643
242 800
26 235
269 035
Dec-13 36 652 28 035 22 698 30 929 21 991 39 899 22 409 21 670 16 461 11 253 4 726 256 723 6 977 7 266 10 127 24 370 281 093 24 820 305 913
Yield
– oz/t
Mar-14
0.120
0.125
0.159
0.129
0.117
0.189
0.399
0.114
0.140
0.145
0.318
0.149
0.004
0.007
0.021
0.007
0.058
0.051
0.057
Dec-13 0.110 0.107 0.150 0.128 0.124 0.187 0.373 0.132 0.140 0.136 0.364 0.141 0.004 0.009 0.025 0.008 0.060 0.044 0.058
Cash operating
costs
– $/oz
Mar-14
1 332
1 674
963
934
1 023
632
569
1 295
926
1 098
831
981
804
1 268
1 162
1 071
989
970
987
Dec-13 1 198 985 1 151 1 083 1 087 616 614 804 906 1 179 682 943 858 1 100 978 980 947 972 949
Cash operating
costs
– $/t
Mar-14
160
209
153
120
120
119
227
148
130
159
265
146
3
9
24
8
57
49
56
Dec-13 132 105 173 139 134 115 229 106 126 160 248 133 4 10 25 8 57 43 55
Gold sold
– oz
Mar-14
35 944
15 786
23 213
31 604
20 384
33 276
21 830
12 539
14 146
10 192
3 054
221 968
7 073
5 080
10 320
22 473
244 441
28 903
273 344
Dec-13 38 066 28 550 23 792 32 440 23 052 44 497 23 470 21 895 17 265 12 539 4 951 270 517 5 787 7 202 8 649 21 638 292 155 22 859 315 014
Revenue
($’000)
Mar-14
46 225
20 636
30 131
41 025
26 453
43 081
28 267
16 281
18 348
13 182
3 928
287 557
9 027
6 558
13 142
28 727
316 284
37 471
353 755
Dec-13 48 847 36 047 30 334 41 347 29 381 56 902 29 906 27 975 22 002 16 033 6 311 345 085 7 437 9 579 11 176 28 192 373 277 29 013 402 290
Cash operating
costs
($’000)
Mar-14
39 797
23 359
23 282
30 741
21 715
23 818
12 936
14 364
13 637
12 711
2 645
219 005
5 193
6 319
9 525
21 037
240 042
25 443
265 485
Dec-13 43 915 27 618 26 130 33 483 23 903 24 570 13 760 17 416 14 913 13 265 3 222 242 195 5 987 7 993 9 904 23 884 266 079 24 121 290 200
Inventory
movement
($’000)
Mar-14
5 979
1 924
(1 072)
(1 458)
(891)
(3 399)
(982)
333
(589)
(1 821)
(98)
(2 074)
506
(38)
1 639
2 107
33
2 863
2 896
Dec-13 2 768 1 251 1 595 2 232 1 622 5 105 1 222 (621) 949 2 772 301 19 196 (1 094) 14 (1 351) (2 431) 16 765 (2 049) 14 716
Operating costs
($’000)
Mar-14
45 776
25 283
22 210
29 283
20 824
20 419
11 954
14 697
13 048
10 890
2 547
216 931
5 699
6 281
11 164
23 144
240 075
28 306
268 381
Dec-13 46 683 28 869 27 725 35 715 25 525 29 675 14 982 16 795 15 862 16 037 3 523 261 391 4 893 8 007 8 553 21 453 282 844 22 072 304 916
Production profit
($’000)
Mar-14
449
(4 647)
7 921
11 742
5 629
22 662
16 313
1 584
5 300
2 292
1 381
70 626
3 328
277
1 978
5 583
76 209
9 165
85 374
Dec-13 2 164 7 178 2 609 5 632 3 856 27 227 14 924 11 180 6 140 (4) 2 788 83 694 2 544 1 572 2 623 6 739 90 433 6 941 97 374
Capital
expenditure
($’000)
Mar-14
10 688
5 046
6 887
6 592
3 985
8 136
2 271
2 617
1 895
2 502
50
50 669
64
266
506
836
51 505
1 960
53 465
Dec-13 12 876 6 276 9 734 7 780 4 009 6 343 2 887 3 748 2 436 3 633 63 59 785 92 243 1 246 1 581 61 366 1 885 63 251
Adjusted
operating costs
– $/oz
Mar-14
1 284
1 599
977
946
1 028
627
564
1 192
942
1 087
848
991
806
1 236
1 095
1 036
996
955
992
Dec-13 1 256 1 064 1 197 1 131 1 141 684 666 795 946 1 299 739 996 846 1 112 1 015 1 002 996 969 994
All-in sustaining
costs
– $/oz
Mar-14
1 627
1 947
1 304
1 193
1 274
907
640
1 346
1 126
1 368
913
1 247
815
1 336
1 181
1 101
1 233
1 143
1 224
Dec-13 1 640 1 281 1 546 1 409 1 376 854 742 921 1 147 1 618 811 1 231 861 1 187 1 210 1 109 1 222 1 209 1 222

Results for the third quarter FY14
and nine months ended 31 March 2014
CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation) (Unaudited)
Figures in million
Quarter ended
Nine months ended
Year ended
31 March
2014
31 December
2013
31 March
2013
(Restated)*
31 March
2014
31 March
2013
(Restated)*
30 June
2013
(Restated)*
Continuing operations
Revenue 354 402 395 1 158 1 442 1 803
Cost of sales (332) (377) (365) (1 082) (1 194) (1 829)
Production costs (268) (305) (300) (871) (988) (1 283)
Amortisation and depreciation (44) (56) (52) (157) (171) (227)
Impairment of assets (3) – – (3) – (274)
Other items (17) (16) (13) (51) (35) (45)
Gross profit/(loss)
22
25
30
76
248
(26)
Corporate, administration and other
expenditure
(10) (10) (14) (31) (39) (53)
Social investment expenditure (1) (2) (3) (7) (8) (14)
Exploration expenditure (8) (11) (18) (33) (53) (76)
Profit on sale of property, plant and
equipment
– – 2 – 16 16
Other expenses (net) (2) (14) (15) (16) (21) (40)
Operating profit/(loss)
1
(12)
(18)
(11)
143
(193)
Profit from associates 1 – – 2 – –
Impairment of investments – – (4) (1) (10) (10)
Net gain on financial instruments 2 4 2 13 21 20
Investment income 6 5 5 15 14 21
Finance cost (5) (6) (7) (17) (22) (29)
Profit/(loss) before taxation
5
(9)
(22)
1
146
(191)
Taxation (2) (1) (26) (5) (49) (69)
Normal taxation 2 – (14) (2) (41) (31)
Deferred taxation (4) (1) (12) (3) (8) (38)
Net profit/(loss) from continuing
operations
3
(10)
(48)
(4)
97
(260)
Discontinued operations
Profit from discontinued operations – – 16 – 36 36
Net profit/(loss) for the period
3
(10)
(32)
(4)
133
(224)
Attributable to:
Owners of the parent
3 (10) (32) (4) 133 (224)
Earnings/(loss) per ordinary share (cents)
Earnings/(loss) from continuing operations
1 (2) (6) (1) 22 (60)
Earnings from discontinued operations – – 4 – 8 8
Total earnings/(loss)
1
(2)
(2)
(1)
30
(52)
Diluted earnings/(loss) per ordinary share
(cents)
Earnings/(loss) from continuing operations
1 (2) (6) (1) 22 (60)
Earnings from discontinued operations – – 4 – 8 8
Total diluted earnings/(loss)
1
(2)
(2)
(1)
30
(52)
* The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The currency conversion average rates for the quarter ended: March 2014: US$1 = R10.83 (December 2013: US$1 = R10.12, March 2013: US$1 =
R8.92). For year ended: June 2013: US$1 = R8.82. Nine months ended: March 2014: US$1 = R10.30 (March 2013: US$1 = R8.61).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation) (Unaudited)
Figures in million
Quarter ended
Nine months ended
Year ended
31 March
2014
31 December
2013
31 March
2013
(Restated)*
31 March
2014
31 March
2013
(Restated)*
30 June
2013
(Restated)*
Net profit/(loss) for the period 3 (10) (32) (4) 133 (224)
Other comprehensive (loss)/income for the
period, net of income tax
(39) 38 57 (71) 84 83
Foreign exchange translation (39) 37 58 (72) 83 84
Movements on investments – 1 (1) 1 1 (1)
Total comprehensive (loss)/income for
the period
(36)
28
25
(75)
217
(141)
Attributable to:
Owners of the parent
(36) 28 25 (75) 217 (141)
* The comparative periods have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The currency conversion average rates for the quarter ended: March 2014: US$1 = R10.83 (December 2013: US$1 = R10.12, March 2013: US$1 =
R8.92). For year ended: June 2013: US$1 = R8.82. Nine months ended: March 2014: US$1 = R10.30 (March 2013: US$1 = R8.61).
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)
for the nine months ended 31 March 2014 (Convenience translation) (Unaudited)
Figures in million
Share capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2013 as previously reported 2 682 328 49 3 059
Restatement for IFRIC 20 – (2) (7) (9)
Restated balance – 30 June 2013 2 682 326 42 3 050
Share-based payments – 19 – 19
Net loss for the period – – (4) (4)
Other comprehensive loss for the period – (69) – (69)
Balance – 31 March 2014
2 682
276
38
2 996
Balance – 30 June 2012 as previously reported 3 074 265 359 3 698
Restatement for IFRIC 20 – (2) (10) (12)
Restated balance – 30 June 2012 3 074 263 349 3 686
Share-based payments – 23 – 23
Net profit for the period – – 125 125
Other comprehensive income for the period – 79 – 79
Dividends paid – – (47) (47)
Balance – 31 March 2013
3 074
365
427
3 866
The currency conversion closing rates for the period ended 31 March 2014: US$1 = R10.56 (2013: US$1 = R9.22).
Note on convenience translations
Except where specific statements have been extracted from 2013 Annual Financial Statements, the requirements of IAS 21,
The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 22 to 26.

Results for the third quarter FY14
and nine months ended 31 March 2014
CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Unaudited) (Convenience translation)
Figures in million
At
31 March
2014
At
31 December
2013
At
30 June
2013
(Restated)*
At
31 March
2013
(Restated)*
ASSETS
Non-current assets
Property, plant and equipment 3 068 3 123 3 279 3 778
Intangible assets 208 210 220 238
Restricted cash 4 4 4 4
Restricted investments 211 209 206 222
Deferred tax assets 8 9 10 71
Investments in associates 12 11 11 –
Investments in financial assets – – 5 15
Inventories 5 6 6 6
Trade and other receivables – – – 1
Total non-current assets
3 516
3 572
3 741
4 335
Current assets
Inventories 124 136 142 130
Trade and other receivables 85 110 116 161
Income and mining taxes 13 10 13 –
Restricted cash 1 1 – –
Cash and cash equivalents 190 222 209 336
413 479 480 627
Assets of disposal groups classified as held for sale 5 4 – –
Total current assets
418
483
480
627
Total assets
3 934
4 055
4 221
4 962
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 2 682 2 708 2 837 3 074
Other reserves 276 313 347 365
Retained earnings 38 36 45 427
Total equity
2 996
3 057
3 229
3 866
Non-current liabilities
Deferred tax liabilities 287 287 303 352
Provision for environmental rehabilitation 191 193 200 213
Retirement benefit obligation 19 19 19 20
Other provisions 6 7 5 5
Borrowings 269 313 226 243
Total non-current liabilities
772
819
753
833
Current liabilities
Borrowings – – 28 31
Income and mining taxes – – – 10
Trade and other payables 166 179 211 222
166 179 239 263
Liabilities of disposal groups classified as held for sale – – – –
Total current liabilities
166
179
239
263
Total equity and liabilities
3 934
4 055
4 221
4 962
* The comparative periods have been due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The balance sheet for March 2014 converted at a conversion rate of US$1 = R10.56 (December 2013: US$1 = R10.46, June 2013: US$1 = R9.98,
March 2013 : US$1 = R9.22).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation) (Unaudited)
Figures in million
Quarter ended
Nine months ended
Year ended
31 March
2014
31 December
2013
31 March
2013
31 March
2014
31 March
2013
30 June
2013
Cash flow from operating activities

Cash generated by operations 70 69 23 164 341 359
Interest and dividends received 3 3 4 9 10 16
Interest paid (4) (2) (3) (9) (10) (14)
Income and mining taxes paid – (3) (8) (3) (21) (33)
Cash generated by operating activities
69
67
16
161
320
328
Cash flow from investing activities

Restricted cash transferred from disposal group – – 28 – – –
Proceeds on disposal of investment in subsidiary – – 142 – 146 139
Purchase of investments – – (4) – (8) (9)
Other investing activities – – – (1) – (1)
Net additions to property, plant and equipment
1
(55) (62) (94) (179) (315) (414)
Cash (utilised)/generated by
investing activities
(55)
(62)
72
(180)
(177)
(285)
Cash flow from financing activities

Borrowings raised – – – 59 79 80
Borrowings repaid (43) – – (45) (21) (35)
Dividends paid – – (24) – (51) (50)
Cash (utilised)/generated by
financing activities
(43)
–
(24)
14
7
(5)
Foreign currency translation adjustments
(3)
(11)
(23)
(14)
(30)
(45)
Net (decrease)/increase in cash and
cash equivalents
(32) (6) 41 (19) 120 (7)
Cash and cash equivalents – beginning of period 222 228 295 209 216 216
Cash and cash equivalents – end of period
190
222
336
190
336
209
1
The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of US$40 million, the March 2013 quarter US$17 million and the nine months ended 31 March 2013
US$25 million.
The currency conversion average rates for the quarter ended: March 2014: US$1 = R10.83 (December 2013: US$1 = R10.12, March 2013: US$1 =
R8.92). For year ended: June 2013: US$1 = R8.82. Nine months ended: March 2014: US$1 = R10.30 (March 2013: US$1 = R8.61).
Closing balance translated to closing rates of: March 2014: US$1 = R10.56 (December 2013: US$1 = R10.46, June 2013: US$1 = R9.98, March
2013: US$1 = R9.22).
The cash flow statement for the year ended 30 June 2013 has been extracted from the 2013 Annual Report.

Results
for the
third quarter FY14
and nine
months
ended
31
March
2014
Segment report
(US$/Imperial) (Unaudited)
for the nine months ended 31 March 2014
Revenue
31 March
Production cost*
31 March
Production
profit/(loss)*
31 March
Mining assets*
31 March
Capital expenditure
#
31 March
Ounces produced
31 March
Tons milled
31 March
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Kusasalethu 142 120 132 138 10 (18) 335 364 36 32 107 416 65 973 945 550
Doornkop 90 149 83 91 7 58 320 365 17 26 66 583 89 121 634 845
Phakisa 92 100 76 85 16 15 438 490 26 28 71 149 59 511 475 418
Tshepong 127 180 99 126 28 54 371 414 21 26 97 577 107 351 772 914
Masimong 88 150 72 86 16 64 98 109 12 14 67 580 89 282 567 726
Target 1 142 161 73 78 69 83 259 293 21 30 112 367 98 703 624 593
Bambanani
(a)
101 73 50 52 51 21 80 101 9 11 77 773 43 339 209 157
Joel 73 134 49 57 24 77 36 30 10 13 55 171 81 309 436 507
Unisel 60 75 44 50 16 25 63 72 6 7 46 490 44 561 342 366
Target 3 45 63 40 44 5 19 50 47 10 12 35 430 38 806 254 275
Surface
All other surface operations 94 133 71 86 23 47 44 42 3 26 71 213 81 438 8 647 8 122
Total South Africa
1 054
1 338
789
893
265
445
2 094
2 327
171
225
808 749
799 394
13 905
13 473
International
Papua New Guinea 104 104 82 95 22 9 305 691 9 43 75 972 61 794 1 628 1 529
Total international
104
104
82
95
22
9
305
691
9
43
75 972
61 794
1 628
1 529
Total continuing
operations
1 158
1 442
871
988
287
454
2 399
3 018
180
268
884 721
861 188
15 533
15 002
Discontinued operations
Evander – 101 – 62 – 39 – – – 16 – 62 855 – 430
Total discontinued
operations
–
101
–
62
–
39
–
–
–
16
–
62 855
–
430
Total operations
1 158
1 543
871
1 050
287
493
2 399
3 018
180
284
884 721
924 043
15 533
15 432
* The March 2013 results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
# Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$nil (2013: US$47 million).
(a) Includes Steyn 2.

DEVELOPMENT RESULTS (Metric)
Quarter ending March 2014
Channel
Reef
Meters
Sampled
Meters
Width
(Cm’s)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 331 292 7.91 154.93 1 225
B Reef 155 128 106.02 1.72 182
All Reefs
486
420
37.81
24.00
907
Phakisa
Basal 328 332 92.39 11.87 1 097
All Reefs
328
332
92.39
11.87
1 097
Total Bambanani
(Incl. Bambanani, Steyn 2)
Basal – – – – –
All Reefs
–
–
–
–
–
Doornkop
South Reef 187 201 46.00 18.17 836
All Reefs
187
201
46.00
18.18
836
Kusasalethu
VCR Reef 480 292 96.00 8.18 785
All Reefs
480
292
96.00
8.18
785
Total Target
(incl. Target 1 & Target 3)
Elsburg 336 289 147.33 6.75 994
Basal 134 74 8.08 127.83 1 033
A Reef 120 50 120.16 7.50 901
B Reef 169 104 60.62 18.28 1 108
All Reefs
759
517
107.33
9.44
1 013
Masimong 5
Basal 481 430 40.73 21.24 865
B Reef 131 144 68.63 16.19 1 111
All Reefs
612
574
47.72
19.42
927
Unisel
Basal 405 340 120.44 15.31 1 844
Leader 476 344 179.97 4.56 821
All Reefs
881
684
150.38
8.84
1 329
Joel
Beatrix 118 111 118.00 10.14 1 197
All Reefs
118
111
118.00
10.15
1 197
Total Harmony
Basal 1 679 1 468 62.70 19.53 1 224
Beatrix 118 111 118.00 10.15 1 197
Leader 476 344 179.97 4.56 821
B Reef 455 376 79.14 10.03 794
A Reef 120 50 120.16 7.50 901
Elsburg 336 289 147.33 6.75 994
South Reef 187 201 46.00 18.18 836
VCR 480 292 96.00 8.18 785
All Reefs
3 852
3 131
90.28
11.46
1 035
DEVELOPMENT RESULTS (Imperial)
Quarter ending March 2014
Channel
Reef
(feet)
Sampled
(feet)
Width
(inch)
Value
(oz/t)
Gold
(In.oz/t)
Tshepong
Basal 1 085 958 3.00 4.69 14
B Reef 508 420 42.00 0.05 2
All Reefs
1 593
1 378
15.00
0.69
10
Phakisa
Basal 1 077 1 089 36.00 0.35 13
All Reefs
1 077
1 089
36.00
0.35
13
Total Bambanani
(Incl. Bambanani, Steyn 2)
Basal – – – – –
All Reefs
–
–
–
–
–
Doornkop
South Reef 614 659 18.00 0.53 10
All Reefs
614
659
18.00
0.53
10
Kusasalethu
VCR Reef 1 576 958 38.00 0.24 9
All Reefs
1 576
958
38.00
0.24
9
Total Target
(incl. Target 1 & Target 3)
Elsburg 1 101 948 58.00 0.20 11
Basal 441 243 3.00 3.95 12
A Reef 395 164 47.00 0.22 10
B Reef 554 341 24.00 0.53 13
All Reefs
2 490
1 696
42.00
0.28
12
Masimong 5
Basal 1 578 1 411 16.00 0.62 10
B Reef 431 472 27.00 0.47 13
All Reefs
2 009
1 883
19.00
0.56
11
Unisel
Basal 1 327 1 115 47.00 0.45 21
Leader 1 562 1 129 71.00 0.13 9
All Reefs
2 889
2 244
59.00
0.26
15
Joel
Beatrix 388 364 46.00 0.30 14
All Reefs
388
364
46.00
0.30
14
Total Harmony
Basal 5 509 4 816 25.00 0.56 14
Beatrix 388 364 46.00 0.30 14
Leader 1 562 1 129 71.00 0.13 9
B Reef 1 492 1 234 31.00 0.29 9
A Reef 395 164 47.00 0.22 10
Elsburg 1 101 948 58.00 0.20 11
South Reef 614 659 18.00 0.53 10
VCR 1 576 958 38.00 0.24 9
All Reefs
12 636
10 272
36.00
0.33
12
PRINTED BY INCE (PTY) LTD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 6, 2014
Harmony Gold Mining Company Limited
By:      /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director